UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12(b) or (g) of the Securities Exchange
                           Act of 1934


                       CENTROCK INCORPORATED
   (Name of small business issuer as specified in its charter)

            Nevada                           91-1932118
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)

                124 SOUTH WALL STREET, SUITE 105
                   Spokane, Washington  99201
   (Address, including postal code, of registrant's principal executive offices)

                         (509) 252-3939
             (Telephone number, including area code)

        Securities to be registered under Section 12 (b) of the Exchange Act: None

        Securities to be registered under Section 12 (g)
of the Exchange Act:     Common Stock, par value $0.001 per share

                        TABLE OF CONTENTS

ITEM

PART I

Item 1.   Description of Business
Item 2.   Management's Discussion and Analysis or Plan of
            Operation
Item 3.   Property
Item 4.   Security Ownership of Certain Beneficial Owners and
            Management
Item 5.   Directors, Executive Officers, Promoters, and Control
            Persons of the Company
Item 6.   Executive Compensation
Item 7.   Certain Relationships and Related Transactions
Item 8.   Description of Securities

PART II

Item 1.   Market Price of and Dividends on the Company's Common
            Equity and Other Shareholder Matters
Item 2.   Legal Proceedings
Item 3.   Changes In and Disagreements with Accountants on
            Accounting and Financial Disclosure
Item 4.   Recent Sales of Unregistered Securities
Item 5.   Indemnification of Directors and Officers
Item 6.   General - Year 2000 Issues

PART F/S

Index to Financial Statements

PART III

Item 1.   Index to Exhibits

                             PART I

Centrock Incorporated (the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section "Risk Factors," including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS.

                             Background

Centrock Incorporated (the "Company") was incorporated as a Nevada corporation on October 20, 1998, for the purpose of offering the sale and distribution of non-alcoholic beverages. Its principal place of business is located at 124 South Wall Street, Suite 105, Spokane, Washington, 99201.

The Company is authorized to issue up to 75,000,000 (seventy five million) common shares, par value $0.001.

The Company was formed by Mr. Christopher A. George, who was issued 1,500,000 (one million five hundred thousand) shares of the Company's common stock in consideration of his efforts in establishing the Company and overseeing the initiation and implementation of its strategic business plan. Christopher George is the Company's President and heads up its Board of Directors. His brother, Monte A. George, is also on the Company's Board of Directors and is the Secretary/Treasurer of the Company. Monte George was issued 500,000 (five hundred thousand) shares of the Company's common stock in consideration of his similar efforts in establishing the Company and overseeing the initiation and implementation of its strategic business plan. Christopher and Monte George are the Company's sole officers and directors.

In the Company's initial offering of shares ("Offering"), a total of 1,200,000 Common shares were issued to 35 shareholders at a price of $0.005 per share. This Offering was made pursuant to Rule 504 of Regulation D (see PART II, ITEM 4, "Recent Sales of Unregistered Securities"). This Offering commenced on November 9, 1998 and was closed on July 31, 1999.

There has been no bankruptcy, receivership, or similar proceeding by or against the Company. In addition, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not done in the ordinary course of business.

                Strategic Business Plan of Issuer

While currently in its development stage, the Company was formed to exploit a strategic business plan (the "Plan") within the non-alcoholic sales and distribution industry. This Plan, in summary, has a primary focus of exploiting the potential of bottling, distribution, and sale of pure premium bottled water obtained from the Spokane aquifer, a 325-mile long underground spring that is fed by the snow pack in the mountains of North Idaho.

The interest in bottled water has been consistently increasing for the past several years, reaching nearly $4 billion in the U.S. alone in 1997. This was a 9.7% increase over the figures for 1996. This fastest growing segment of the beverage industry can attribute its boom to several factors. Baby boomers are maturing and their tastes, as well as waistlines, are guiding them toward more natural, less caloric beverages. America's passion with fitness, combined with a decline in the acceptance of alcohol, has further driven consumers to these and other beverage alternatives. The deteriorating taste and quality of tap water, further influenced by a public fear of unknown contaminants, have placed bottled water as the perfect solution.

Within the bottled water business there are two distinct and primary segments. The biggest by volume is the five-gallon, or returnable container water business. Companies such as Arrowhead, Sparkletts, and Hinckley & Schmitt are the leaders in this field. This segment is usually associated with the office cooler market, but bottlers also use the two-and-one-half and one-gallon containers for supermarket distribution. This type of bottled water is usually sold to the consumer as a better alternative to tap water. The other market segment, and the one that the Company expects to compete within, is the premium bottled water market. With such competing brand names as Evian, Vittel, and Perrier, these are primarily sold as soft drink and alcohol alternatives. The packaging of these premium waters range in size from six ounce to two liters and vary in packaging from custom glass and PET plastic to aluminum cans. At present, the Company has not yet determined its product sizes and form of packaging, although it will likely compete within the two-liter and smaller packages.

It is important to understand that all bottled water is not created equally, there are differences. In Europe, all bottled mineral waters must come from natural springs. A spring is simply water that flows naturally to the surface. However, in the U.S., waters labeled "spring water" may come from a spring source or from a bore-hole adjacent to a spring. Artesian water comes from a well that taps a confined underground aquifer and in which the water level stands above the natural water table. Well water is water that from a drilled hole which taps the water of an aquifer. Consumer tastes vary, but statistics show that there is a premium attached to the natural spring and artesian waters. As a result, they usually command a slightly higher price. Centrock has not yet determined what specific source their water will come from, but management feels that it will most likely seek either natural spring or artesian water as the source of its product.

The Company's products will be sold primarily through groceries and convenience stores, who in turn will offer the product for sale to the individual consumer. There may be some sales to health clubs or similar facilities, but these are not expected to produce a large percentage of the Company's expected revenues. The network to deliver and make product available to these retailers is an established system that should allow an orderly and systematic approach to marketing the product and making it available for immediate distribution. It is likely that the Company will not only employ its own sales staff, but may also consider the use of commissioned independent sales people, if deemed appropriate.

The U.S. bottled water business is dominated by bottler Perrier Group of America, with a total market share of 28.1% (based on a 1997 survey). The next leading bottler was Suntory with a 9.2% market share. The six leading companies combined control an estimated 55.1% of the market.
The remaining 44.9% of the market is made up of over 900 individual bottlers, with none holding greater than a 2% individual market share. At the individual "brand" level, there were a total of 2,375 separate brands of bottled water in 1997. However, the top ten brands, led by Perrier with a 7.6% market share, command a total of only 39.5% of the market. The remaining 2,365 individual brands account for 60.5% of the market, with none holding a market share of greater than 2%.

On a local/regional basis, there are approximately 20 to 25 individual brands of bottled water that can be found on the grocery and convenience store shelves, with the most carried by any individual store being no more than about 15 brands. Research indicates that the same popular national brands are generally similarly popular within the local and regional market, mainly as a result of their large marketing budgets. There are however, several regional brands that do well, such as Cascade Clear and Talking Rain from the Seattle area, and Calistoga and Crystal Geyser from California. There are no local brands that have captured a very large market share, but this appears to be more a result of little marketing being done, rather than a disdain for local products.

As previously mentioned, the source for the Company's water is targeted to be the Spokane aquifer, a 325-mile long underground "spring" that starts in the mountains of north Idaho and generally runs to the west of there. Most all of the communities along its path have tapped into this virtually endless supply of clean water to supply the needs of their population for drinking water. The water is very clean, and contains no contaminents that would effect its drinking qualities. It is naturally filtered and contains a good mix of minerals, which are actually what gives water its "taste". Around the Spokane area, there are numerous wells, both drilled and artesian, as well as several springs which provide good access and supplies of water. While the Comapny has not yet selected its "source" for its water, it should be a reasonably easy process to obtain the rights to enough water to supply the business at a reasonable cost.

There are several suppliers of bottling supplies and turnkey production facilities that could be utilized by the Company in setting up its bottling plant. Bottling supplies are available through many providers, such as Aqua Source, Sidel Inc., PET Containers, Pacific Cap, and others. Turnkey bottling equipment and production lines are avilable through companies such as Universal Aqua Technologies, Pure Water, Inc., and GET, Inc., to name a few. During its initial phase, the Company will contact several of these companies to find the best solution to meeting its production requirements.

While the greater Spokane/Inland Northwest will be the Company's primary and initial market, it is the Company's intention to possibly expand into the three-state area, known as the Pacific Northwest, as part of its longer term business strategy. However, if it does choose to expand, the Company will do so only if it doing well in its primary market. Possible expansion outside that area would not be inconceivable, depending upon the Company's success within the local region and the opportunities that may present themselves elsewhere.

At present, and during the initial phase of its Plan, the only "employees" of the Company will be the Messrs. George who will each be working on Company business one, or possibly two days per week. They have to date and will continue to receive no compensation, other than the shares of common stock previously mentioned above, during the initial phase of the Plan.

The size and financial strengths of most of the Company's competitors are substantially greater than those of the Company. However, management believes that the Company can effectively compete with those other companies since there has been little activity to date by any local water supplier within the greater Spokane/Inland Northwest market. With a careful, well thought out marketing and distribution plan, the Company should have a reasonable chance at success within the local and regional markets. The George's also have numerous business and other contacts from their previous beverage experience that can be drawn upon in setting up the Company's sales and distribution network.

The Company has no new product or service planned or announced to the public.

Other than complying with the drinking water standards, as set forth by the FDA and local municipalities, the Company's business and strategic business plan is not subject to material regulation by federal, state, or local governmental agencies.

                          Risk Factors

The Company's strategic business plan and business model is subject to many risks, including, but not necessarily limited to, the following:

i. Industry Risk: The non-alcoholic beverage industry, and more specifically the bottled water industry, is highly competitive and is characterized by a wide range of producers, including international and national brands such as Perrier and Evian, and regional producers such as Cascade Clear, Talking Rain, Calistoga, and Crystal Geyser.

ii. Competition: The business in which the Company is engaged is highly competitive. Many of the competitors may be more financially secure and better able to incur acquisition, development, and marketing expenses. There can be no assurance that the Company's prospects will not be adversely affected by competition from these competitors.

iii. Lack of Operations: The Company has not commenced operations and thus has no history of operations or profits in the industry in which it will participate.

iv. Dependence on Management: The Company is largely dependent upon the efforts and abilities of the Messrs. George to exploit the business opportunity within the marketplace. However, they have only recently formed the Company and have no experience in operating the Company on a long-term basis. There is no assurance that they will be able to manage the transition from the development stage to a profitable Company.

v. Market Acceptance: While the Company's strategic plan has been researched and well thought out, there is no assurance the Plan, or the Company's bottled water product, will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

vi. Economic Conditions: Local, national, and international economic conditions may have a substantial adverse affect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION.

The Company, since raising its initial capital, has concentrated on further developing its strategic business plan to bottle and distribute a premium bottled water product. Management expects this development stage to continue for another eight to ten months. During this time, the Company will focus its efforts on finding the best possible source and means for obtaining its water (options include natural springs, artesian wells, or pumped from a well), selecting a location and means by which to set up the bottling facility, research and study the regulations set forth by the Food and Drug Administration and other health districts (if applicable), assessing the local and regional market for consumer trends and tastes, begin to establish a marketing approach, and target certain vendors for retail and wholesale business.

The detailed research and findings from this phase will then be compiled and used to prepare a detailed operating budget and financial projection for the Company that will include not only the cost to build the plant, bottle the water, and distribute it for sale, but also the detailed sales projections and the capital and operating cash flow necessary to meet those projections.

During the initial phase outlined above, the Company does not anticipate the need for any additional capital. In addition, there will be no "employees" required during this phase. All of the analysis and work will be performed by Chris and Monte George, who have been previously compensated for their efforts through the issuance of Common Shares as set forth herein.

Based on the detailed studies, and resultant budgets and cash flow projections prepared during the initial phase, it is expected that the Company will then proceed with another offering in the next ten to twelve months to raise the funding needed to move it into its second phase of its strategic business plan, namely the negotiations for the water source, construction of the bottling/production facility, and the actual production, distribution, and sale of the Company's premium bottled water. In determining the amount of additional funds that will need to be raised, the Company will need to explore and seek out various potential sources for its water, study the FDA and local health district requirements for drinking water standards, determine what bottling/production system would be the best for its product, determine the best packaging for its product, set forth a marketing and distribution plan, meet with grocers and wholesalers, find a location to best provide for the bottling and distribution of the product, and set forth reasonable levels of sales to target in its operating projections. Then, based on these projections, it will determine the amount of capital, advertising, and other related costs necessary to accomplish that goal. In raising any additional equity, the Company will consider all options, including, but not limited to, another offering such as a 504, or a private placement(s) with high net worth individual(s). In doing so, the Company will consult with various professionals in the industry, such attorneys and accountants to ensure that the Company goes the best and most effective route and in compliance with state and federal securities regulations. At present, the Company does not know how much additional equity it will need to be raised, nor does it know the means by which any additional equity will be raised, or the exact timing thereof.

Once the foundation for the Plan has been decided and set forth per the above discussion, the Company will move forward with its offering to raise the additional funding needed to set up the bottling facility and get into the actual production and sale of its product. It will likely be a good eight to ten months after receipt of a successful funding to be in a fully operating mode with cash flows coming from the sale of its premium bottled water.

Initially the Company will focus its efforts on the area known as the Inland Northwest, but as its success and market acceptance of its product grows, it is likely that the Company will consider an expansion program to areas outside this immediate area which might include Seattle, Portland, Boise, and surrounding communities, basically the entire Northwest area. As it expands to areas outside its immediate Inland Northwest area, the Company will need to consider and possibly add an employee within each key geographic area into which it expands.

At this point, the Company expects to have gained a reasonable market share in those areas where its product is offered and be making a reasonable return on its investment as a fully operating business. It is too early to foresee what may be available to the Company at that time for an "exit strategy", but all potential paths will be given proper and due consideration, including everything from an outright sale of the Company to ongoing operations and continued expansion of its territory. However, there can be no assurance of when, if ever, the Company's operations will develop as planned or be profitable.

At present, the Company does not expect or anticipate any purchase and/or sale of any significant plant or equipment, nor are there any plans to increase the number of employees in the next twelve months.

                      Results of Operations

There were no revenues from sales for the period from inception
(October 20, 1998) to July 31, 1999. The Company has sustained a net loss of $5,000 for the period then ended, which was due to the write-off of the start-up costs incurred by the Company.

                 Liquidity and Capital Resources

As of July 31, 1999, the Company had $1,000 cash in the bank. Until such time as the Company sets forth and implements its strategic business plan, there will be no need for additional capital, since the Officers are contributing their time and expenses at no cost during that time. Although the complete strategic business plan has not yet been fully researched and put together, management, at present, foresees the need to raise about $500,000 to $700,000 in additional capital to fully enter the operational phase of its strategic plan.
Once the business plan has been more fully developed (estimated to be eight to ten months), management has plans to raise additional capital through the sale of equities, via private placement(s). It is the Company's intent to use this capital to fund their business plan, as operating revenues will not be generated until such time as the bottling facility has been built and product is out to the retailers.

The Company faces considerable risks at each step in its strategic business plan. Such things as consumer preferences, societal and economic changes, cost overruns, inability or difficulty in finding an adequate source for the water, and possible shortfalls in funding due to the Company's inability to raise additional capital in the equity securities market all may have an adverse impact on the Company. If no additional funding is raised over the next twelve months, the Company will be forced to rely on existing funds or those loaned by the Officers and Directors. In such a restricted scenario, the Company would not be able to complete all of the steps of its strategic business plan, and would therefore be forced to delay all capital-intensive activities. It is possible that, without necessary and sufficient cash flow during the next twelve months, the Company would have to severely restrict its plans and abilities to move forward with its strategic business plan.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company owns no property. Its office space is shared with other entities and provided free of charge by the President of the Company, Christopher George. The office space totals approximately 600 square feet. This office arrangement and configuration is considered adequate for current and short-term operations of the Company.

If, and when, the Company's future plans require additional space as its development and strategic business plan proceeds, the building which it presently occupies has additional warehouse and possibly bottling space that could potentially be utilized by the Company.
If for some reason the current building was not available or not strategically well suited for the Company's operations, the Company could be easily relocated to another location in town at competitive rents.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

Set forth below is a list of those individuals, including any group, known to be a beneficial owner of more than five percent of any class of the Company's voting securities:

            Name and               Amount and
            Address of             Nature of           Percent
Title of    Beneficial             Beneficial          of
 Class      Owner                  Owner               Class
--------    ---------------------  ----------------    -----
 Common     Christopher A. George  1,500,000 Shares     47%
            124 South Wall Street,
            Suite 105
            Spokane, WA  99201

 Common     Monte A. George          500,000 Shares     16%
            124 South Wall Street,
            Suite 105
            Spokane, WA  99201

      All Officers and Directors   2,000,000 Shares     63%
              (2 Individuals)

There are no outstanding rights for any individual, or group, to acquire additional Shares from options, warrants, rights, conversion privilege, or similar obligations. The Messrs. George are the Company's sole officers and directors.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
         PERSONS.

The Company's Directors and Executive Officers are as follows:

Name/Address                  Position                        Age
----------------------        ---------------------           ----

Christopher A. George         President & Director             36
124 South Wall Street,
Suite 105
Spokane, WA  99201

Monte A. George               Secretary/Treasurer & Director   38
124 South Wall Street,
Suite 105
Spokane, WA  99201

Note:  Christopher and Monte George are brothers.

Christopher A. George serves as the Company's President and Chairman of its Board of Directors. Over the past ten years, Mr. George has served in the following capacities: (1) from 1997 to present he has been the President and Founder of Choicenet Internet Services, an internet service provider which provides internet service that is "content-filtered" and thus limits the access to/from sites that provide pornography, racism, and other materials found to be offensive by many people; (2) from 1996 to 1997, he was the General Manager and Vice President of Sales for Northwest Juice and Beverage, a company supplying non-alcoholic beverages, including juices, bottled waters, and soft drinks to the retail and institutional trades; (3) from 1983 to 1996, Mr. George served in the capacity of Marketing Development Manager for Pepsi-Cola Inc. in Spokane and Seattle, WA.

At present, Christopher George is also the President and Director of Altrex Incorporated, a company that is similarly working with and pursuing a strategic business plan to acquire/consolidate several smaller internet service providers ("ISP's") with the intention of creating a large, full service ISP. This Company has recently filed its Form 10SB12G with the SEC and is also looking to become publicly traded on the OTC-BB.

Monte A. George serves as the Company's Secretary/Treasurer and sits on its Board of Directors. Over the past ten years, Mr. George has served in the following capacities: (1) from 1998 to present he has been the President and Founder of The Recruiting Network, an executive recruiting company based in Spokane, WA;
(2) from 1997 to 1998, he was the Western Regional Manager for Juice Time, Inc., a manufacturer/distributor of high quality concentrated juice products; (3) from 1995 to 1997, he was the Vice President of Recruiting and Executive Search for the Consumer Connection in Seattle, WA; (4) from 1990 to 1995, Mr. George was the Regional Sales Manager for Cadbury Schweppes Beverages in Seattle, WA.

At present, Monte George is also the Secretary/Treasurer and Director of Altrex Incorporated, a company that is similarly working with and pursuing a strategic business plan to acquire/consolidate several smaller internet service providers ("ISP's") with the intention of creating a large, full service ISP. This Company has recently filed its Form 10SB12G with the SEC and is also looking to become publicly traded on the OTC-BB.

The term of office for each Director is one year, or until his successor is elected and qualified at the Company's annual meeting of Shareholders, subject to ratification by the Shareholders. The term of office for each Officer is one year or until a successor is elected and qualified and is subject to removal by the Board. No Officer or Director of the Company has been the subject of any Order, Judgement, or Decree of any court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker, or dealer in the securities, or as an affiliated person, director, or employee of an investment company, bank savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with the purchase or sale of any securities nor has any person been the subject of any order of a state authority barring or suspending for more than sixty days, the right of such person to be engaged in such activities or to be associated with such activities. No Officer or Director of the Company has been convicted in any criminal proceedings (excluding traffic violations)or the subject of a criminal proceeding which is presently pending.

ITEM 6.  EXECUTIVE COMPENSATION.

Christopher and Monte George have not received, nor are they projected to receive, any compensation for their services, including their capacities as Directors, other than the issuance of the Company's
Common Stock as set forth in Item 4 above.

Should the Company become profitable and produce commensurate cash flows from operations and/or through the sale of strategic investments, there may be some level of compensation paid to them, however, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's Officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as positive cash flow to include sales, operating cash flows, capital requirements, and a positive cash flow balance in excess of $8,000 per month. At the time cash flow reaches this point, and appears to be sustainable, the Officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company's management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time.

There are no annuity, pension, or retirement benefits proposed to be paid to Officers, Directors, or employees of the Company in the event of retirement at normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no actual or proposed transactions to which the Company was or is to be a party to in which any Director, Executive Officer, nominee for election as Director, security holder, or any member of the immediate family of any of the aforementioned had or is to have a direct or indirect material interest.

ITEM 8.  DESCRIPTION OF SECURITIES.

Qualification. The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

Common Stock.    The Company's Articles of Incorporation authorize it
to issue up to 75,000,000 (seventy five million)Shares of its Common Stock, which carry a par value of $0.001 per Share. All outstanding Common Shares are, and the Common Shares offered hereby will be, when legally issued, fully paid and non- assessable.

Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. The Company has elected to act in the capacity of its own Transfer Agent for the period to date. However, it is contemplated that a third-party Agent will be appointed at the time the Company becomes a listed company on the OTC Bulletin
Board.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person;
and (ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form,
(i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to thetransaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

                             PART II

ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company intends to apply for trading in the over-the-counter market to be listed on the NASDAQ OTC Bulletin Board.

There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

To date, the Company has issued 3,200,000 Shares of its Common Stock. These include 1,500,000 Shares and 500,000 Shares issued to Christopher A. George and Monte A. George, respectively, as founders of the Company. The remaining 1,200,000 Shares were purchased and are held by 35 Shareholders, none of which hold more than 5% of Shares outstanding or related to the Officers/Directors.

The Company has no outstanding options, nor does it have any plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not and has not been a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has had no changes in and/or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Company issued 1,500,000 (one million five hundred thousand) and 500,000 (five hundred thousand) Rule 144 Common Shares to Christopher A. George and Monte A. George, respectively, in exchange for their services in forming the Company and pursuing the initial stage of its strategic business plan. The Shares were valued at par value.

Between November 9, 1998, and July 31, 1999, the Company issued an aggregate of 1,200,000 (one million two hundred thousand) Common Shares to a total of 35 (thirty five) non-affiliated, private investors for cash aggregating $6,000 in private sale transactions. The Shares were sold at a price of $0.005 per Share. None of these shareholders hold more than 5% of the Shares. These investors were "accredited" and "non-accredited" individuals who know, or were made familiar with the Company by those knowing Christopher and Monte George. The Company acted on its own behalf in the underwriting, offering, and sale of these securities. There were no underwriting discounts or commissions paid. Each investor was provided with an Offering Circular and had access to all information on the Company from which to make an informed investment decision pursuant to an exemption from registration pursuant to Rule 504, Regulation D of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Section 78.751 of the Nevada General Corporation Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

Because the Bylaws of the Company provide for such indemnification, the foregoing provisions of Nevada law and the organization documents of the Company are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

ITEM 6.  GENERAL - YEAR 2000 ISSUES

Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues as part of its strategic business plan. This plan encompasses the phases of awareness, assessment, renovation (if necessary), validation, and implementation. These phases will enable the Company to identify risks, develop action plans, perform adequate testing, and determine if its various systems will be Year 2000 ready. Successful implementation(s) of this plan are expected to mitigate any extraordinary expenses or liabilities related to the Year 2000 issue.

In assessing available software, the Company has determined that any purchased software will be off-the-shelf software that will be certified Year 2000 compatible for all of its computing requirements.

In providing for this Company, and his other business, Mr. George currently anticipates purchasing new off-the-shelf Year 2000 compatible software by September 30, 1999, which is prior to any anticipated impact on any operating systems. The total cost of this new software will be absorbed by Mr. George and his other business, and thus will not be an expense of the Company. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.

As an additional part of its plan, the Company will contact all material suppliers, customers, vendors, and information technology suppliers regarding their Year 2000 compliance and state of readiness. This process will be conducted over the next six to nine months. However no assurances can be given that the Year 2000 compliance plan with these third parties will be successfully completed prior to year end.

The Company's contingency plan is somewhat simplistic, and involves operating with a back-up generator for short periods of time, and the use of manual systems where available and appropriate.

The successful and timely completion of the Year 2000 project is based on the Company's best estimates which were derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

                            PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report dated September 2, 1999.
Balance Sheets as of December 31, 1998 and July 31, 1999. Statements of Operations for the Period from Inception
  (October 20, 1998) to December 31, 1998, and for the Period from January 1, 1999 to July 31, 1999.
Statements of Stockholders' Equity for the Period from Inception (October 20, 1998) to December 31, 1998, and for the Period from January 1, 1999 to July 31, 1999.
Statements of Cash Flows for the Period from Inception
  (October 20, 1998) to December 31, 1998, and for the Period from January 1, 1999 to July 31, 1999.
Notes to Financial Statements.

INDEPENDENT AUDITORS REPORT

Board of Directors and Shareholders of Centrock Incorporated:

I have audited the accompanying Balance Sheets of Centrock Incorporated (a Nevada Corporation) as of December 31, 1998 and July 31, 1999, and the related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows for the period from October 20, 1998 (the date of inception) through December 31, 1998 and for the period from January 1, 1999 through July 31, 1999. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Centrock Incorporated as of December 31,1998 and July 31, 1999, and the results of its operations and its cash flows for the period from October 20, 1998 (date of inception) through December 31, 1998 and for the period from January 1, 1999 through July 31, 1999, in conformity with generally accepted accounting principles.

The accompanying Financial Statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the Financial Statements, the Company has no viable operations or significant assets and is dependent upon significant Shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note 2. The Financial Statements do not contain any adjustments that might result from the outcome of these uncertainties.


                                    /s/ MERRI NICKERSON

MERRI NICKERSON, CPA
Spokane, Washington
September 2, 1999

                             Centrock Incorporated
                        (A Development Stage Company)
                                Balance Sheets
                   As of December 31, 1998 and July 31, 1999



                                         December 31,	  July 31,
                                         1998           1999
                                         -----------    ---------
ASSETS
Cash                                     $     4,200    $   1,000
Organization Costs                                 0       	    0
Accumulated Amortization                           0		    0
                                         -----------    ---------

Total Assets                             $     4,200	  $   1,000
                                         ===========    =========

LIABILITIES
Accounts Payable                         $     4,200	  $       0
                                         -----------    ---------

STOCKHOLDERS' EQUITY
Common Stock:
Paid-In Capital, Par Value $0.001 per
  Share, 75,000,000 Shares Authorized,
  2,500,000 Shares Outstanding           $     3,000    $   3,200
Paid In Capital In Excess of Par Value         2,000        2,800
(Deficit) Accumulated During Development
  Stage                                       (5,000)      (5,000)
                                         -----------    ---------

Total Stockholders' Equity               $         0    $   1,000
                                         -----------    ---------

Total Liabilities and Stockholders'
Equity                                   $     4,200    $   1,000
                                         ===========    =========


         See accompanying notes to financial statements.

                            Centrock Incorporated
                        (A Development Stage Company)
                           Statements of Operations
                For the Period from Inception (October 20, 1998
                       to December 31, 1998, and for the
	           Period from January 1, 1999 to July 31, 1999


                                       Inception to   January 1
                                       December 31,   to July 31,
                                       1998           1999
                                       -----------    -----------

Operating Revenues                     $         0    $         0

Amortization of Start Up Costs
(see Note 1)                                (5,000)             0
                                       -----------    -----------

Net Income (Loss)                        $  (5,000)   $         0
                                       ===========    ===========

Per Share Information:
Basic and Diluted (Loss)
per Common Share                         $   (0.00)    $    (0.00)

Weighted Average Shares Outstanding      2,914,286      3,014,286



         See accompanying notes to financial statements.

                          Centrock Incorporated
                       (A Development Stage Company)
                Statements of Changes in Stockholders' Equity
               For the Period from Inception (October 20, 1998)
                        to December 31, 1998, and
            For the Period from January 1, 1999 to July 31, 1999


                        Common     Par       Excess of   Retained
                        Shares     Value     Par Value   Earnings
                        ---------  ------    --------    --------
Issued to Founders
at Inception            2,000,000  $2,000    $(2,000)     $     0

Issuance of Common
Shares Cash at
$0.005 per Share        1,000,000   1,000      4,000            0

Net Operating Loss
for the Period from
October 20, 1998 (date
of inception) to
December 31, 1998              --      --         --       (5,000)
                        ---------  ------    --------    --------
BALANCE AT
DECEMBER 31,1998        3,000,000  $3,000     $2,000      $(5,000)
                        =========  ======    ========    ========

Issuance of Common
Shares Cash at
$0.005 per Share          200,000     200        800            0

Net Operating Loss
for the Period from
January 1, 1999 to
July 31, 1999                  --      --         --            0
                        ---------  ------    --------    --------
BALANCE AT
JULY 31,1999            3,200,000  $3,200     $2,800     $ (5,000)
                        =========  ======    ========    ========


                 See accompanying notes to financial statements.

                          Centrock Incorporated
                      (A Development Stage Company)
                        Statements of Cash Flows
             For the Period from Inception (October 20, 1998)
              to December 31, 1998, and For the Period from
                    January 1, 1999 to July 31, 1999



                                       Inception to   January 1
                                       December 31,   to July 31,
                                       1998           1999
                                       -----------    -----------

Net Income (Loss)                      $    (5,000)	  $       0
                                       -----------    -----------
Adjustments to Reconcile Net Income
to Net Cash Provided from Operating
Activities:
Amortization of Start-Up Costs               5,000	          0
                                       -----------    -----------
Net Cash Provided From (Used In)
Operating Activities                             0              0

Cash Flows From (Used In)
Investing Activities:
Organization Costs                            (800)        (4,200)

Cash Flows From (Used In)
Financing Activities:
Common Stock Sold for Cash                   5,000          1,000
                                       -----------    -----------

Net Increase (Decrease) in Cash              4,200         (3,200)

Cash at Beginning of Period                      0          4,200
                                       -----------    -----------

Cash at End of Period                    $   4,200     $    1,000
                                       ===========    ===========



          See accompanying notes to financial statements.

                      Centrock Incorporated
                  (A Development Stage Company)
                  Notes to Financial Statements
               December 31, 1998 and July 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Centrock Incorporated was incorporated on October 20, 1998, under the laws of the State of Nevada. The Company has elected to report on a calendar year basis.

  The Company is in its development stage and to date its activities have been limited to organization and capital formation. The Company plans to engage in the bottling and sale of a premium bottled water product.

  During November, 1998, the Company sold a total of 1,000,000 of its Common Shares at $0.005 per Share, for total proceeds of $5,000. During July, 1999, the Company sold 200,000 additional Common Shares at $0.005 per Share, for total proceeds of $1,000. The Offering was made under Regulation D, Rule 504 of the Securities Act of 1933.

  The Company has not yet determined and established its accounting policies and procedures, except as follows:

  1.   The Company uses the accrual method of accounting.

  2. Net loss per share is provided in accordance with Financial Accounting Standards No. 128 (FAS No. 128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share reflects the per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

  3. Organization costs of $5,000 were incurred during 1998 and were written off in-full against operations for the period in accordance with the accounting requirement set forth in SOP 98-5.

  4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 2 - GOING CONCERN

The Company's Financial Statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realizations of additional capital, it would be unlikely for the Company to continue as a going concern.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided without charge by the President of the Company. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.


                            PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.
------------------
EX-3.(i)   ARTICLES OF INCORPORATION
EX-3.(ii)  BY-LAWS
EX-27      FINANCIAL DATA SCHEDULE


                           SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Centrock Incorporated

Date:  September 8, 1999       By:  /s/  Christopher A. George
                               -------------------------------
                               Christopher A. George,
                               President &  Director


Date:  September 8, 1999       By:  /s/  Monte A. George
                               -------------------------------
                               Monte A. George,
                               Secretary/Treasurer & Director